FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 19th 2007 announcing that Registrant has partnered with CJSC Global-Teleport, Russia’s leading satelllite service provider by providing CJSC with its SkyEdge broadband satellite networks.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated June 19th, 2007

Gilat partners with CJSC Global-Teleport, Russia’s leading satellite service provider

Gilat supports CJSC Global-Teleport’s ability to serve the entire Russian Federation through its SkyEdge broadband satellite networks.

Petah Tikva, Israel , June 19, 2007, Gilat Satellite Networks Ltd. (Nasdaq: GILT) announced today the recent initiation of operations for Closed Joint Stock Company (CJSC) Global-Teleport’s latest SkyEdge Hub in Pavlovsk-Passad (near Moscow). CJSC Global-Teleport already has two other operational Gilat SkyEdge hubs located in Khabarovsk and in Novosibirsk. The three hubs enable Global-Teleport to provide services to customers across the entire Russian Federation.

CJSC Global-Teleport is the largest provider of satellite services for federal government telecommunications projects in Russia. Gilat’s advanced VSAT technology enables CJSC Global -Teleport to meet the complex requirements of major operators in Russia such as the need to fulfill Universal Service Obligations (USOs) bringing telephony and internet services to citizens in very remote regions of the country. Gilat’s ability to support both mesh and star topologies on the same network has been a major requirement for Russia’s operators.

In addition to USO projects, CJSC Global -Teleport’s SkyEdge networks support a variety of other government projects including the FGUP “Russian Post”, Ministry of Education projects and more.

“We are very pleased to cooperate with CJSC Global-Teleport in their mission to provide communications services throughout Russia,” said Arie Rozichner, Gilat Regional Vice President, Eurasia. “Providing government, businesses and citizens access to modern communications in remote areas is a challenge, and Gilat is proud that its relationship with CJSC Global-Teleport, has helped provide such services for the world’s largest country. With this cooperation, Gilat is well-positioned for future global government and federal telecommunications projects in Russia “

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s deep knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About CJSC Global – Teleport

Closed joint stock company Global-Teleport is the leading Russian company providing satellite communications services via VSAT technology. The company was founded in Moscow in 2005 by Synterra JSC. Now Global-Teleport is one of the companies of Synterra Group.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com